Mail Stop 3561

February 3, 2010

Christopher W. McGarry
Senior Vice President and General Counsel
The Great Atlantic & Pacific Tea Company, Inc.
Two Paragon Drive
Montvale, NJ 07645

> **Re:** **The Great Atlantic & Pacific Tea Company, Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2009**
> **Filed April 11, 2009**
> **Form 10-K/A for Fiscal Year Ended February 28, 2009**
> **Filed July 23, 2009**
> **File No. 1-4141**

Dear Mr. McGarry:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director